

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Rhonda Keaveney
Chief Executive Officer
Vestiage, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

> **Re: Vestiage, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed April 20, 2023**
> **File No. 000-56529**

Dear Rhonda Keaveney:

We have reviewed your April 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2023 letter.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 21

1. We note your response to comment 7 and reissue our comment. We note that the included financial statements disclose a related-party loan. Revise this section to disclose the details of the loan. In addition, it appears that Rhonda Keaveney is the CEO and majority shareholder of both Vestiage and Fun Fitness Corporation. Revise this section to disclose the acquisition of FFC as a related-party transaction. Refer to Item 404(d)(1) of Regulation S-K relating to Smaller Reporting Companies.

General

2.   We note your response to comment 12 that you do not believe you are a shell company. Accordingly, please revise your disclosure throughout your filing to clarify your position that you are not a shell company. For example, your risk factor on page 7 and your disclosure on page 21 suggests that you believe you are a shell company.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services